March 5, 2025

Andrew B. Lipsher
Chief Executive Officer
EGH Acquisition Corp.
16941 Clearlake Avenue
Lakewood Ranch, FL 34202

       Re: EGH Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted February 6, 2025
           CIK No. 0002052547
Dear Andrew B. Lipsher:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. We note your disclosure that you may pay finder's fees, advisory fees, consulting fees, success fees or salaries to your sponsor, officers, directors or their affiliates. On page
       43 and elsewhere, you refer to this fee only being paid to independent directors.
       Please revise your disclosure, as appropriate, to address this discrepancy. Further, please describe the extent to which compensation may result in a material dilution of
       the purchasers    equity interests. Also, we note your disclosure on
page 9 that you may
       engage your sponsor or an affiliate as an advisor and pay a salary. Please revise your disclosure here to reflect this. Please refer to Items 1602(a)(3) of Regulation S-K.
 March 5, 2025
Page 2

Summary, page 1

2. Please revise the appropriate section of your Summary to disclose that your ability to identify and evaluate a target company may be impacted by significant competition among other SPACs in pursuing a business combination transaction candidate and that significant competition may impact the attractiveness of the acquisition terms that you will be able to negotiate. In this regard, we note your disclosure on page 58 that there are numerous other entities seeking targets with which you will compete.
The Offering
Founders Shares, page 22

3. We note disclosure on page 24 and elsewhere in the filing that if the non-managing sponsor investors purchase all of the units for which they have expressed interest or otherwise hold a substantial number of units, then they will potentially have different interests than other public shareholders. Please revise to clarify that regardless of the number of units they purchase, non-managing sponsor investors will have different interests than other public shareholders in that they will be incentivized to vote for a business combination due to their indirect interest in founder shares and private units.
Conflicts of Interest, page 43

4. We note your disclosure on page 44 that your "sponsor, officers, or directors may sponsor or form other special purpose acquisition companies similar to [yours] or may pursue other business or investment ventures during the period in which [you] are seeking an initial business combination." Please clarify how opportunities to acquire targets will be allocated among SPACs. Please make similar revisions to your disclosure on page 162. Please refer to Items 1602(b)(7) and 1603(b) of Regulation S-
       K.
       Please contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   David E. Fleming, Esq.